SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 07, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces to its shareholders and the market in general the signature of codeshare agreement with Korean Air, the biggest airline company in South Korea and one of the most important in Asia. This partnership is still awaiting approval of Agência Nacional de Aviação Civil (ANAC) and Conselho Administrativo de Defesa Econômica (CADE).

“It is our tenth codeshare agreement and the first with a company in the Far East. For sure this partnership, when approved, will provide more convenience to passengers that have to do connections to all destinations served by GOL, especially in Brazil, says Ciro Camargo, Alliances manager at GOL.

With this partnership Korean Air will include its code on GOL-operated flights giving its customers a greater number of connections for destinations in Brazil and America. Korean Air currently has codeshare partnerships with 29 airlines on 188 routes worldwide.

The companies also entered into an agreement related to the Frequent Flyer Program ("FFP"), which will allow the members of their loyalty programs, Gol’s Smiles and Korean’s Skypass, the possibility to accumulate and redeem miles in all eligible flights operated by the two companies.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 69 destinations, 15 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT KOREAN AIR

Korean Air, established in 1969, is one of the world's top 20 airlines and carried more than 23 million passengers in 2013. Korean Air operates in excess of 430 flights per day to 126 cities in 45 countries on six continents with a fleet of 155 aircrafts including ten A380s. With its modern aircraft and over 20,000 professional employees, Korean Air offers customers safety, convenience and comfort. Korean Air’s award-winning offerings of Korean and Western meals and state-of-the-art inflight entertainment system provide passengers with a memorable inflight experience. The airline is a founding member of the SkyTeam airline alliance which together with its 20 members, offers its 569 million annual passengers a worldwide system of more than 15,000 daily flights covering 1,064 destinations in 178 countries. Korean Air introduced the double-decker A380 aircraft to its fleet in 2011 and made the interior more spacious than any other airline, with just 407 seats spread across three classes, with the top deck dedicated to ‘Prestige’ business class. The design also features the world’s first onboard ‘Duty Free Showcase’ and three bars. More on Korean Air's programs, routes, frequencies and partners is available at www.koreanair.com

1	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.